

July 1, 2013

Via E-mail
Ms. Ren Ying
Chief Financial Officer
China Ginseng Holdings, Inc.
1562 Jie Fang Great Road
16 FL Zhongji Building, Suite 1062-1063
Nanguan District
Changchun City, China

> **Re:** **China Ginseng Holdings, Inc.**
> **Amendment No. 1 to Form 10-Q for Quarter Ended December 31, 2012**
> **Filed June 25, 2013**
> **Amendment No. 1 to Form 10-Q for Quarter Ended March 31, 2013**
> **Filed June 25, 2013**
> **File No. 000-54072**

Dear Ms. Ren Ying:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Quarter Ended December 31, 2012

1.   Please amend the Form 10-Q to set forth the complete text of Item 2 as amended. See Exchange Act Rule 12b-15.

Form 10-Q for Quarter Ended March 31, 2013

2.   We note that the exhibit index includes a reference to Exhibit 10.1, a description of the oral agreement between Jilin Ganzhi and Meihekou Credit Union dated April 8, 2013. However, it appears that Exhibit 10.1 was not filed with the Form 10-Q/A. Please file the description of oral agreement as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Tiffany Piland at (202) 551-3589 or me at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director